EXHIBIT 99.5
Notice to ASX/LSE
Rio Tinto launches biofuel crop farming trial for renewable
diesel production in Australia
18 September 2024
MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto will develop Pongamia seed farms in Australia as part of a new biofuels pilot. The project will explore the potential of Pongamia seed oil as a feedstock for renewable diesel, a cleaner alternative to traditional fossil fuels.
This press release features multimedia. View the full release here: https://www.businesswire.com/news/
home/20240917551538/en/
Rio Tinto Chief Decarbonisation Officer Jonathon McCarthy flanked by Pongamia trees. The Pongamia pilot will explore the potential of Pongamia seed oil as a feedstock for renewable diesel, a cleaner alternative to traditional fossil fuels.
The pilot aims to determine if Pongamia seed oil can contribute to Rio Tinto's renewable diesel needs while potentially contributing to the growth of a new biofuel sector in Australia. Rio Tinto is in the final stages of acquiring approximately 3,000 hectares of cleared land near Townsville in north Queensland to establish farms to study growth conditions and measure seed oil yields.
Rio Tinto has partnered with Midway Limited, to oversee the planting and management of the Pongamia seed farms. Midway Limited will engage with nurseries, agricultural experts and research organisations throughout the pilot, and prioritise opportunities for Traditional Owners and local communities.
Notice to ASX/LSE2 / 3
As part of its ongoing efforts to achieve net-zero Scope 1 and 2 carbon emissions by 2050, Rio Tinto is actively exploring the potential of biofuels in the low-carbon energy mix. The company sees biofuels as an avenue to reduce reliance on fossil diesel, while fleet electrification technologies mature. Rio Tinto is also investigating how biofuels could be used in scenarios where electrification may face practical limitations.
Rio Tinto Chief Decarbonisation Officer Jonathon McCarthy said: “Diesel accounts for around 10 percent of our emissions footprint in Australia. While we continue to pursue electrification as the long-term solution for displacing the majority of our diesel use, the Pongamia seed pilot is an important parallel pathway that could reduce our reliance on diesel in the mid-term. It also presents a compelling option for other applications that are challenging to electrify, including blasting and non-haul equipment.
“Australia does not yet have a biofuel feedstock industry sufficient to meet domestic demand. A sustainable biofuels industry here could enhance the region’s fuel security, create local economic opportunities, and contribute to emissions reductions targets. We are excited about the potential of the Pongamia seed pilot and look forward to partnering with Midway Limited and north Queensland communities.”
Midway Limited Managing Director Tony McKenna said: “We are very excited to be partnering with Rio Tinto on this innovative pilot project. We are proud to be playing an important role in helping develop a sustainable domestic biofuel industry.
“The collaboration continues the growth of our position as trusted providers with the capability and experience to deliver a variety of projects for emitters who are committed to seeking alternative solutions to reduce their net emissions.”
This pilot follows a smaller-scale trial at Rio Tinto Gove operations in the Northern Territory where Pongamia saplings were planted to learn more about their response to low soil quality, heat and other climatic conditions in northern Australia.
About Pongamia
Pongamia (Millettia pinnata) is a legume tree native to Australia. It is fast-growing, resilient and produces oil-rich seeds that can be processed into renewable diesel, which offers a significant reduction in life-cycle carbon emissions compared to fossil fuel diesel. Pongamia seed can be harvested annually, leaving the trees and soil intact to store carbon dioxide.
About Midway Limited
Founded in 1980, Midway Limited is one of Australia’s largest woodfibre processors and exporters with a strong and growing carbon abatement management business. Midway’s fibre is used in recyclable paper and packaging, plastic replacement products. The Company is building a carbon abatement development and management business to generate carbon abatement and emissions offsets solutions utilising its expertise in the industry.
Midway has woodchip processing and exporting operations at five major port locations in key forestry areas around Australia including: Bell Bay, Tasmania; Portland and Geelong in Victoria; Brisbane, Queensland; and
Melville Island in the Northern Territory’s Tiwi Islands.
Note to editors
In 2023, Rio Tinto's Boron, California operations became the first open pit mine in the world to complete the full transition of its heavy machinery to renewable diesel. The company's Kennecott copper operation in Utah will also replace its fossil diesel consumption with renewable diesel in 2024.
Notice to ASX/LSE3 / 3
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